Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Home Products International, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-65041 and 33-67622) on Form S-8 of Home Products International, Inc. of our reports dated March 31, 2005, with respect to the consolidated balance sheets of Home Products International, Inc. and subsidiary as of January 1, 2005 and December 27, 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows, for each of the fiscal years in the three-year period ended January 1, 2005, and the related consolidated financial statement schedule, which reports appear in the January 1, 2005 annual report on Form 10-K of Home Products International, Inc.

/s/ KPMG LLP

Chicago, Illinois
April 1, 2005